UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended December 31, 2002

Dominion Resources, Inc.
(Name of registered holding company)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI")(a)
Dominion Alliance Holding, Inc. ("DAH")	Energy Related	11/2000	Delaware	100%	Held an investment in Bridgeco for the purpose of developing the infrastructure necessary to operate the Alliance regional transmission organization.
Dominion Energy Technologies, Inc. ("DETI")	Energy Related	4/2001	Virginia	100%	Holds venture investments in energy technology companies.
Dominion Metering Services, Inc. ("DMS")	Energy Related	12/2000	Virginia	100%	Provides contract meter reading services.
Dominion Ohio ES, Inc. ("DOES")	Energy Related	5/2001	Ohio	100%	Provides engineering, construction and other services.
Dominion Technical Solutions, Inc. ("DTECH") (NEW)	Energy Related	8/2002	Virginia	100%	Provides engineering, construction and other services.

ITEM 1 - ORGANIZATION CHART (CONTINUED)

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Dominion Resources, Inc. ("DRI") (a)
Dominion Energy, Inc. ("DEI") (a)
Dominion Energy Direct Sales, Inc. ("DEDS")	Energy Related	2/2000	Virginia	100%	Primarily engages in retail sales of electricity and gas to commercial and industrial users.
Dominion Energy Exchange, Inc. ("DEE")	Energy Related	9/2000	Virginia	100%	Owns an interest in EIP Holdings, LLC ("EIP") which owns 66.34% of TradeSpark, LP, an electronic and telephonic marketplace for transactions in natural gas, electricity and other fuels.(b)
Dominion Cleveland Thermal, Inc. ("DCT")	Energy Related	10/2000	Ohio	100%	Produces steam and chilled Water for retail customers in the Cleveland, Ohio area.
Dominion Wagram, Inc. ("Wagram")	Energy Related	4/2002	North Carolina	100%	Holds contracts pertaining to a steam plant facility in Wagram, NC that serves Westpoint Stevens.

(a) Directly or indirectly holds interests in energy-related companies.

(b) DEE's voting rights in EIP cannot exceed 9.9% unless (i) its economic interest is less than 10% or (ii) it elects to increase its voting rights to equal its economic interest.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (c)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

DAH	Short Term Advances	$ 182,000	-	-	DRI	-	-
DCT	Short Term Advances	$1,673,356	-	-	DEI	-	-
Wagram	Short Term Advances	$ 473,068	-	-	DEI	-	-

(c) The chart reflects net advances made by Lenders to Borrowers during the fourth quarter of 2002. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the DRI Form U-6B-2 filed for the fourth quarter of 2002.

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DRI	DCT	$1,000 in return for 100 shares of no par common stock
DRI	DAH	$3,122 capital contribution
DEI	Wagram	$12,435 capital contribution

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (g)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DOES	Dominion Equipment, Inc. (d)	Engineering services	23,260	0	0	23,260
DTECH	Dominion Person, Inc. (e)	Engineering services	24,441	0	0	24,441
DTECH	Armstrong Energy Limited Partnership, LLLP (e)	Engineering services	1,600	0	0	1,600
DTECH	Dresden Energy, LLC (e)	Engineering services	156,458	0	0	156,458
DTECH	Fairless Energy, LLC (e)	Engineering services	152,743	0	0	152,743

(d) Services provided by DOES to Dominion Equipment, Inc. are provided pursuant to service agreements dated June 1, 2001 in the form of Exhibit B to the Form U-9C-3 filed for the fourth quarter of 2001.

(e) Services provided by DTECH to Dominion Person, Inc., Armstrong Energy Limited Partnership, LLLP, Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits B, C, D and E, respectively, to the Form U-9C-3 filed for the third quarter of 2002.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (g)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Dominion Retail, Inc.	DEDS (f)	Administrative & Management Services	11,982	0	0	11,982

(f) Services provided by Dominion Retail, Inc. to DEDS are provided pursuant to service agreements dated June 1, 2002 in the form of Exhibit F to the Form U-9C-3 filed for the third quarter of 2002.

(g) Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of December 31, 2002	$27,245,439(h)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,086,816		Line 2

Greater of $50 million or line 2		$4,086,816	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category

Category 2	10
Category 5	14,778
Category 6	15,837
Category 7	10,264

Total current aggregate investment		40,890	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$4,045,926	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment: (categorized by major line of gas-related business)	None (i)

(h) Includes short-term debt of $3,318,228.

(i) Consolidated Natural Gas Company, a subsidiary of DRI which is registered as a holding company solely by reason of ownership of voting securities of gas utility companies, has gas-related companies which are covered by its Form U-9C-3.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Not required for fourth quarter filing pursuant to Instruction 6A(2).

B. Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.
DOMINION RESOURCES, INC.

/s/ James F. Stutts
By: James F. Stutts Its Attorney

March 31, 2003

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and that:

DRI's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
General Counsel Virginia State Corporation Commission 1300 East Main Street 10th Floor Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 31st day of March, 2003.

/s/ Sharon L. Burr
Sharon L. Burr
Attorney for Dominion Resources, Inc.